Act: 1934
Section: 12(H)
Rule:
Public Availability: 12/28/2006

December 28, 2006



Response of the Office of Chief Counsel
Division of Corporation Finance



Re: Allstate Life Global Funding
Incoming letter dated December 28, 2006

Based on the facts presented, the Division will not object if Global F[illegible] not file reports under Section 15(d) of the Securities Exchange Act of 1934 w[illegible] to the Funding Notes. Capitalized terms have the same meanings you defined in your letter. In reaching this position, we particularly note the following representations.

- The Funding Notes were created solely to facilitate the structuring of the Programs;
- Each newly formed Trust issues one series of Notes and the issuance of each series of Notes under the Programs requires the establishment of a new Trust;
- Each Trust uses the net proceeds received from the issuance of its Notes to purchase a Funding Note from Global Funding in an amount equal to the amount of Notes issued by the Trust;
- Global Funding uses the proceeds received from the sale of each Funding Note to purchase one or more Funding Agreements;
- Each Funding Note evidences the obligation of Global Funding to the issuing Trust until the delivery of the relevant Funding Agreements immediately thereafter;
- Each Funding Note is cancelled immediately upon the sale and deposit of the relevant Funding Agreements by Global Funding to the issuing Trust, which occurs concurrently with the issuance of the relevant series of Notes by the Trust;
- If the relevant Notes are not issued, the related Funding Note could not be issued;
- There will be no trading interest in the Funding Notes;
- Global Funding, as the depositor of the Trusts, files and will continue to file separate reports for each Trust under the Exchange Act;
- Global Funding is current in its reporting obligations in its capacity as depositor of the Trusts;
- Allstate Life is subject to Exchange Act reporting requirements and is current in its reporting obligations; and

- There is no information that would be meaningful to public investors in the Notes that would not be disclosed in reports filed by Allstate Life or by Global Funding, as depositor, on behalf of the Trusts.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require a different result. This response expresses the Division's position on enforcement action only and does not express any legal conclusions on the questions presented.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2006

Mail Stop 3010

Vladimir Nicenko
LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, New York 10019-5389

RE: Allstate Life Global Funding

Dear Mr: Nicenko:

In regard to your letter of December 28, 2006, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn, Chief
Office Chief Counsel

LeBoeuf, Lamb, Greene & MacRae LLP

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125 West 55th Street
New York, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500

LONDON
A MULTINATIONAL PARTNERSHIP
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Section 12(h) of the Securities Exchange Act of 1934
Section 15(d) of the Securities Exchange Act of 1934

December 28, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: David M. Lynn

RE: ALLSTATE LIFE GLOBAL FUNDING

Ladies and Gentlemen:

On behalf of Allstate Life Global Funding, a statutory trust organized under the laws of the State of Delaware ("**Global Funding**"), and Allstate Life Insurance Company, an Illinois life insurance company ("**Allstate Life**" and, together with Global Funding, the "**Registrants**"), we request an order from the Securities and Exchange Commission (the "**Commission**") pursuant to Section 12(h) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), exempting Global Funding in its capacity as issuer of the Funding Notes, as defined below, from the periodic and current reporting requirements of Section 15(d) of the Exchange Act and the rules and regulations of the Commission thereunder or, in the alternative, confirmation from the Staff of the Division of Corporation Finance (the "**Staff**") that, under the circumstances described below, the Staff will not recommend to the Commission any enforcement action if Global Funding, in its capacity as issuer of the Funding Notes, does not comply with the periodic and current reporting requirements of Section 15(d) of the Exchange Act.

BACKGROUND

Overview of the Programs

The Registrants previously prepared and filed with the Commission a Registration Statement on Form S-3 (File No. 333-129157) (the "**Registration Statement**"), including: (i) a prospectus relating to two programs (the "**Programs**") for the issuance through newly formed Delaware statutory trusts beneficially owned by Global Funding (each, a "**Trust**" and together the "**Trusts**") of secured medium term notes (the "**Notes**"); (ii) a prospectus supplement relating to Notes to be issued by the Trusts primarily to institutional investors; and (iii) a prospectus supplement relating to Allstate Life[SM] CoreNotes® to be issued by the Trusts. The issuance of each series of Notes under the Programs requires the establishment of a new Trust. The Registration Statement was declared effective by the Staff on March 15, 2006.

Pursuant to the Registration Statement, up to: (i) $5,000,000,000 aggregate principal amount of Notes may be issued by the Trusts; (ii) $5,000,000,000 aggregate principal amount of funding notes (each, a "**Funding Note**") may be issued by Global Funding; and (iii) $5,000,000,000 aggregate principal amount of funding agreements (the "**Funding Agreement(s)**") may be issued by Allstate Life.

Under the Programs, each newly formed Trust issues one series of Notes pursuant to a separate indenture among the Trust, the indenture trustee and the other parties specified therein. Each Trust uses the net proceeds received from the issuance of its Notes to purchase a Funding Note from Global Funding in an amount equal to the amount of Notes issued by the Trust. Global Funding uses the proceeds received from the sale of each Funding Note to purchase one or more Funding Agreement(s) issued by Allstate Life in an amount equal to the principal amount of Notes issued by the Trust. Global Funding then immediately assigns absolutely, and deposits into, the relevant Trust such Funding Agreement(s), and the relevant Funding Note is cancelled.

Exchange Act Reporting by Allstate Life, the Trusts and Global Funding

Allstate Life is subject to Exchange Act reporting requirements and is current in its reporting obligations.

Global Funding, as depositor of the Trusts and a statutory issuer of the Notes, files, and will continue to file, separate reports for each Trust under the Exchange Act. Global Funding is current in its reporting obligations, in its capacity as depositor of the Trusts.

As a Registrant and issuer of Funding Notes, Global Funding would be required under Section 15(d) of the Exchange Act to file the periodic and current reports required pursuant to Section 13 of the Exchange Act. For the reasons discussed below, we respectfully submit that an exemption from Exchange Act reporting should be granted to Global Funding.

DISCUSSION

The Commission has stated that "[t]he purpose of [periodic reporting under] Section 15(d) of the Exchange Act is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." *See* Exchange Act Release No. 34-20263 (October 5, 1983) (the "**Release**"). The Release also states that "Congress recognized, with respect [to] Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed. . . ." *See id.*

Rule 15d-23 under the Exchange Act states that with respect to any class of asset-backed securities, if the asset pool for the asset-backed securities includes a pool asset representing an interest in or the right to the payments or cash flows of another asset pool, then no separate annual and other reports need be filed pursuant to Section 15(d) of the Exchange Act because of the separate registration of the distribution of the pool asset under the Securities Act, if the five conditions discussed below are met.

1. *Both the issuing entity for the asset-backed securities and the entity that issued the pool asset were established under the direction of the same sponsor and depositor.*

Allstate Life is the sponsor of the Programs and Global Funding is the depositor of the Trusts formed under the Programs. The issuing entities for the Notes are the Trusts beneficially owned by Global Funding and the entity issuing the Funding Notes is Global Funding. Global Funding was established under the direction of Allstate Life as the sponsor of the Programs, and each of the Trusts has been or will be established under the direction of Allstate Life, as sponsor, and Global Funding, as depositor of the Trusts. Accordingly, the Trusts issuing the Notes and Global Funding as issuer of the Funding Notes were both established under the direction of the same sponsor and depositor under the Programs.

2. *The pool asset was created solely to satisfy legal requirements or otherwise facilitate the structuring of the asset-backed securities transaction.*

The structure of the Programs was set up such that, upon the issuance, each Funding Note evidences the obligation of Global Funding to the issuing Trust until the delivery of the relevant Funding Agreement(s) immediately thereafter. Each Funding Note is cancelled immediately upon the sale and deposit of the relevant Funding Agreement(s) by Global Funding to the issuing Trust, which occurs concurrently with the issuance of the relevant series of Notes by the Trust. The Registration Statement discloses all material information with regard to the offering of the Funding Notes. Accordingly, the Funding Notes were created solely to facilitate the structuring of the Programs.

3. *The pool asset is not part of a scheme to avoid the registration or reporting requirements of the Exchange Act.*

Each Funding Note will only be purchased by the relevant Trust using the proceeds received from the offering of the relevant Series of Notes, and will immediately thereafter be redeemed and cancelled and thus cease to be held by any investor. Therefore, there are no public investors who would benefit from the information that would be provided in Exchange Act reports filed by Global Funding in its capacity as issuer of the Funding Notes. Since each Funding Note will be immediately cancelled and will not be traded, there will also be no trading interest in the Funding Notes. Separate Exchange Act reports for Global Funding in its capacity as issuer of the Funding Notes would also not be meaningful since all information that is relevant to public investors in the Notes will be included in the Exchange Act reports filed by Allstate Life and by Global Funding, as depositor, on behalf of the Trusts. As discussed above, Allstate Life is subject to Exchange Act reporting requirements and is current in its reporting obligations, and Global Funding, as depositor, files and will continue to file Exchange Act reports, as depositor, on behalf of the Trusts.

Furthermore, Global Funding is a special purpose statutory trust and its sole purpose is to facilitate the Programs. Global Funding will not engage in any activity other than:

- beneficially owning the Trusts;
- issuing Funding Notes;
- acquiring Funding Agreements from Allstate Life;
- selling the Funding Agreements to, and depositing such Funding Agreements into, the applicable Trusts; and
- engaging in other activities that are necessary, suitable or convenient to accomplish the foregoing or are incidental to or connected with those activities.

In addition, the only asset of Global Funding is the $1,000 invested by its trust beneficial owner at the time the Programs were created.

Consequently, due to the structure of the Programs and limited functions of Global Funding, there is no information that would be meaningful to public investors in the Notes that would not be disclosed in reports filed by Allstate Life or by Global Funding, as depositor, on behalf of the Trusts.

Accordingly, since Exchange Act reports filed by Allstate Life and by Global Funding, as depositor, on behalf of the Trusts will provide all required information that is material to public investors in the Notes, it is clear that the Funding Notes are not part of a scheme to avoid the reporting requirements of the Exchange Act.

4. *The pool asset is held by the issuing entity and is part of the asset pool for the asset-backed securities.*

Pursuant to the Standard Trust Agreement Terms with respect to each Trust, each Trust, as the issuing entity of the applicable series of Notes, uses the net proceeds received from the offering of such Notes to purchase from Global Funding the related Funding Note issued by Global Funding in connection with the issuance and sale of such Notes. Each Funding Note is dated as of the original issue date for the related series of Notes. Immediately upon the sale and deposit of the relevant Funding Agreement(s) by Global Funding to and into the relevant Trust and concurrently with the issuance of Notes by the Trust, such Funding Note is cancelled. Such cancellation operates as a redemption and satisfaction of the Funding Note. If the relevant Notes are not issued, the related Funding Note could not be issued because the consideration for each Funding Note is paid from the net proceeds from the offering of the related series of Notes.

While each Funding Note will be held by the issuing Trust prior to its cancellation, the Funding Notes will not be part of the asset pool for the relevant Notes. In addition, the Funding Notes do not and will not represent an interest in or the right to the payments or cash flows of another asset pool. However, the immediate cancellation of each Funding Note is consistent with our view that Global Funding, in its capacity as issuer of the Funding Notes, should not be subject to Exchange Act reporting requirements because both the Trusts and public investors are ultimately looking to Allstate Life and the Funding Agreements as the source of funds from which each Trust will be repaying the obligations under its Notes, and no reliance for repayment is being placed on the Funding Notes or Global Funding in its capacity as the issuer of the Funding Notes.

As a result, the filing of Exchange Act reports by Global Funding in its capacity as issuer of the Funding Notes would not provide any information material to investors in the Notes. All such information will be provided in the Exchange Act reports filed by Allstate Life and by Global Funding, as depositor, on behalf of the Trusts. Accordingly, Global Funding in its capacity as issuer of the Funding Notes should be exempted from the Exchange Act reporting requirements notwithstanding its inability to comply with this requirement of Rule 15d-23.

5. *The offering of the asset-backed securities and the offering of the pool asset were both registered under the Securities Act.*

Under the Registration Statement as noted above, the Notes and the Funding Notes have been registered under the Securities Act.

CONCLUSION

Because of the immediate cancellation of the Funding Notes, no reliance is placed by public investors on the Funding Notes or Global Funding as issuer of the Funding Notes with respect to the payment of the obligations of the Trusts under the Notes. Rather, investors will rely on Allstate Life and the Funding Agreements as the source of funds from which each Trust will be repaying its obligations under the Notes. Since the filing of Exchange Act reports by Global Funding in its capacity as issuer of the Funding Notes would not provide any material information to investors or to the public, Global Funding should be exempt from Exchange Act reporting requirements in its capacity as issuer of the Funding Notes.

Based on the foregoing, we respectfully request on behalf of the Registrants an order from the Commission pursuant to Section 12(h) of the Exchange Act, exempting Global Funding in its capacity as issuer of the Funding Notes from the periodic and current reporting requirements of Section 15(d) of the Exchange Act and the rules and regulations of the Commission thereunder or, in the alternative, confirmation from the Staff that, under the circumstances described above, the Staff will not recommend to the Commission any enforcement action if Global Funding, in its capacity as issuer of the Funding Notes, does not comply with the periodic and current reporting requirements of Section 15(d) of the Exchange Act.

If the Staff disagrees with any of the views expressed herein, the undersigned respectfully requests an opportunity to discuss the matter with the Staff prior to any written response to this letter.

This letter has been sent by facsimile to the Staff at (202) 772-9201 and by e-mail to cfletters@sec.gov in compliance with the instructions found at the Commission's web site and in lieu of our providing seven additional copies of this letter pursuant to Release No. 33-6269 (December 5, 1980).

If the Staff has any questions concerning this request or requires any additional information, please contact the undersigned at (212) 424-8710 or John M. Schwolsky at (212) 424-8667.

Very truly yours,



Vladimir Nicenko

cc: Michael Velotta, Esq.
Angela Bandi, Esq.
John M. Schwolsky, Esq.